As filed with the U.S. Securities and Exchange Commission on November 23, 2009

Registration No.  333- 115265

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

KOREA ELECTRIC POWER CORPORATION
(Exact name of issuer of deposited securities as specified in its charter)

Not applicable
(Translation of issuer's name into English)

Republic of Korea
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A. – ADR DEPOSITARY
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Korea Electric Power Corporation, KEPCO New York Office
400 Kelby Street, Parker Plaza 16th fl.,
Fort Lee, NJ 07024 U.S.A.
 (212) 613-4002
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of a common share of Korea Electric Power Corporation	N/A	N/A	N/A	N/A
(1)	Each Unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (15) and (16)

	(iii)	Collection and distribution of dividends	Paragraphs (12), (14) and (15)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

	(v)	Sale or exercise of rights	Paragraph (13)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (6) and (8)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (13) and (18)

(3)	Fees and Charges		Paragraph (7)

2

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Korea Electric Power Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (11)

3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a) (1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement  among Korea Electric Power Corporation, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").

(a)(2)	Form of Amendment to Deposit Agreement including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 20, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Korea Electric Power Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, Korea, on November 20, 2009.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Lee, Jang-pyo
Name:	Lee, Jang-pyo
Title:	Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lee, Jang-pyo, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on November 19, 2009, in the capacities indicated.

Name	Title

/s/ Kim, Ssang-Su	President & CEO, Standing Director
Kim, Ssang-Su

/s/ Kang, Seung-Churl	Controller & Auditor General, Standing Director
Kang, Seung-Churl

/s/ Kim, Moon-Duk	Standing Director
Kim, Moon-Duk

/s/ Jung, Chan-Ki	Standing Director
Jung, Chan-Ki

/s/ Lee, Do-Shik	Standing Director
Lee, Do-Shik

/s/ Chang, Young-Jin	Standing Director
Chang, Young-Jin

/s/ Byun, Jun-Yeon	Standing Director
Byun, Jun-Yeon

/s/ Rieh, Chong-Hun	Non-Standing Director
Rieh, Chong-Hun

/s/ Bae, Jae-Wook	Non-Standing Director
Bae, Jae-Wook

/s/ Kim, Seon-Jin	Non-Standing Director
Kim, Seon-Jin

/s/ Kim, Jung-Gook	Non-Standing Director
Kim, Jung-Gook

/s/ Kim, Kyung-Min	Non-Standing Director
Kim, Kyung-Min

/s/ Chang, Seok-Hyo	Non-Standing Director
Chang, Seok-Hyo

/s/ Chung, Dong-Rack	Non-Standing Director
Chung, Dong-Rack

/s/ Lee, Gi-Pyo	Non-Standing Director
Lee, Gi-Pyo

SIGNATURES OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Korea Electric Power Corporation has signed this Registration Statement or amendment thereto in the City of New York, New York on November 16, 2009.

Korea Electric Power Corporation,
KEPCO New York Office

By:	/s/ Ji, Changyoung
Name:	Ji, Changyoung
Title:	Senior Manager

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a) (2)	Form of Amendment to Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification